SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

COMMISSION FILE NUMBER 1-1136

A.    Full title of the plan and the address of plan, if different from that of the issuer named below:

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.
SAVINGS AND INVESTMENT PROGRAM

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BRISTOL-MYERS SQUIBB COMPANY

430 E. 29th Street, 14FL
New York, N.Y. 10016
(212) 546-4000

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Bristol-Myers Squibb Company Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

BRISTOL-MYERS SQUIBB PUERTO RICO, INC. SAVINGS AND INVESTMENT PROGRAM
Date: June 13, 2019	By:	/s/ Jeffrey Galik
Jeffrey Galik Chairman, Bristol-Myers Squibb Company Savings Plan Committee

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.
SAVINGS AND INVESTMENT PROGRAM
INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

Page No.
Report of Independent Registered Public Accounting Firm	2
FINANCIAL STATEMENTS:
Statements of Net Assets Available For Benefits – As of December 31, 2018 and 2017	3
Statement of Changes in Net Assets Available For Benefits – For the Year Ended December 31, 2018	4
Notes to Financial Statements	5 to 12
SUPPLEMENTAL SCHEDULE:
Form 5500, Schedule H, Part IV, Line (4i) – Schedule of Assets (Held at End of Year) as of December 31, 2018	S-1
EXHIBIT 23a – Consent of Independent Registered Public Accounting Firm	E-1

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants of the Bristol-Myers Squibb Puerto Rico, Inc. Savings and Investment Program
and the Bristol-Myers Squibb Company Savings Plan Committee:

Opinion to the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Bristol-Myers Squibb Puerto Rico, Inc. Savings and Investment Program (the “Program”) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Program as of December 31, 2018 and 2017, and the changes in its net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Program’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Program in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Program’s financial statements. The supplemental schedule is the responsibility of the Program’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2018 is fairly stated, in all material respects, in relation to the Program’s financial statements as a whole.

/s/ Withum Smith + Brown, PC

Whippany, New Jersey
June 13, 2019

We have served as the auditor of the Program since 2010.

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.
SAVINGS AND INVESTMENT PROGRAM
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2018 AND 2017

(Dollars in Thousands)	2018	2017
Assets:
Participant directed investments, at fair value:
Program's interest in the Savings Plan Master Trust (Note 4)	$132,494	$142,092

Receivables:
Employer contributions	2,706	2,632
Participant contributions	183	181
Notes receivable from participants	2,647	2,752
Total receivables	5,536	5,565

Net Assets Available for Benefits	$138,030	$147,657

The accompanying notes are an integral part of these financial statements.

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.
SAVINGS AND INVESTMENT PROGRAM
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2018

(Dollars in Thousands)
Additions:
Contributions:
Employer contributions	$5,849
Participant contributions	7,068
Rollover contributions	187
Interest on notes receivable from participants	132
Total additions	13,236

Deductions:
Program’s share of net investment loss in the Savings Plan Master Trust	(8,898)
Distributions and withdrawals	(13,795)
Administrative expenses	(170)
Total deductions	(22,863)

Decrease in net assets	(9,627)

Net Assets Available for Benefits:
Beginning of Year	147,657
End of Year	$138,030

The accompanying notes are an integral part of this financial statement.

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.
SAVINGS AND INVESTMENT PROGRAM
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – PROGRAM DESCRIPTION AND RELATED INFORMATION

Description of the Program – The Bristol-Myers Squibb Puerto Rico, Inc. Savings and Investment Program (the Program) is a defined contribution retirement plan that includes a cash or deferred arrangement as defined by Section 401(k) of the Internal Revenue Code of 1986, as amended (the Code) and is sponsored by Bristol-Myers Squibb Puerto Rico, Inc. (the Company). The Program is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA) and is intended to qualify under Sections 401(a), 401(m) and 401(k) of the Code and Sections 1165(a) and (e) of the Puerto Rico Internal Revenue Code (PR IRC), and, effective January 2, 2011, under Sections 1081.01(a) and (d) of the Internal Revenue Code for a New Puerto Rico (the “PR Code”), the trust forming a part thereof is intended to be exempt from taxation under Section 501(a) of the Code and Section 1165(a) of the PR IRC/PR Code Section 1081/01(a), respectively.

The description of the Program in the following notes provides only general information and does not modify any provision of the Program. Participants should refer to the Program’s governing documents for more complete disclosure of the Program’s provisions.

Program Administration – The Bristol-Myers Squibb Company Savings Plan Committee (the Committee) is the Administrator of the Program and named fiduciary with respect to Program assets. Fidelity Employer Services Company provides recordkeeping services with respect to the Program. The assets of the Program are maintained in the Bristol-Myers Squibb Company Savings Plan Master Trust (the Savings Plan Master Trust), of which Fidelity Management Trust Company (Fidelity Trust) serves as directed trustee.

Employee Eligibility – In general, any Puerto Rico employee who is scheduled to work 1,000 hours is eligible to participate in the Program following their date of hire.

Participant Contributions – Participants can elect to contribute up to 15% for 2018 and 2017 of his or her annual eligible compensation on a pre-tax and/or after-tax basis, in all events, subject to U.S. Internal Revenue Service Code (U.S. IRC) and the PR IRC annual limits and compliance with Section 401(a)(4) non-discrimination test results. The PR IRC limits the amount of annual pre-tax contributions to $15,000 in both 2018 and 2017. Participants may also elect a combination of contributions up to a combined total of 15%, both on an after-tax and pre-tax basis, subject to applicable limitations. The definition of salary or wages as stated in the Program's governing documents, applies for the purposes of determining employee contributions and all Company contributions made on behalf of each eligible participant and includes base salary or wages, annual bonuses, Christmas bonus and sales bonuses, overtime and shift differentials; and merit payments. Automatic contributions begin starting with the first available payroll period after the date that is 45 days after the employee’s date of hire. These contributions are employee pre-tax contributions and are matched on the same terms as elected employee pre-tax contributions. Automatically enrolled participants have their deferral rate set at 6% of eligible compensation, excluding any bonus pay. The participant may change the contribution rate, including ceasing all elective contributions, and may elect after-tax or a combination of pre-tax and after-tax elective contributions at any time. In the absence of an affirmative investment direction from the participant, 100% of the automatic contribution will be invested in the qualified default investment alternative, which is currently the T. Rowe Price Target Date Retirement Fund for the year closest to the year in which the participant would attain age 65. The Program has an annual increase feature that allows participants to schedule an automatic increase in their pre-tax and/or after-tax contributions to the Program of 1% to 3% annually, subject in all events to the Program’s maximum deferral rate of 15% for 2018 and 15% for 2017. Upon taking a hardship distribution, participant contributions are generally suspended for six months or, for Puerto Rico residents, 12 months.

The Program also allows for catch-up contributions for participants who are 50 years of age or older. Catch-up contributions are intended to give eligible participants the opportunity to make additional pre-tax contributions over the applicable Code, PR IRC and Program limits. Catch-up contributions can be from 1% to 10% of eligible pay, limited to $1,500 in 2018. There is no Company match on catch-up contributions.

Employer Contributions – The Company makes matching contributions equal to one dollar for each dollar of participant contributions not to exceed 5% of their total annual benefit salary or wages. Under the PR IRC, after-tax contributions not subject to a matching contribution may not exceed 10% of the participant’s annual benefit salary or wages. The Company may also make an additional annual contribution for each eligible employee, regardless of whether the eligible employee contributes to the Program. The additional annual contribution is determined as a defined percentage of salary or wages, which ranges from 2% up to 4% based on points equal to the sum of age plus years of service, rounded up, as of December 31st of the calendar year for which the contribution is made. Subject to limited exceptions, to be an eligible employee, the employee must be actively employed, as defined in the Program documents, on the last business day of the plan year for which the contribution is made. The limited exceptions include otherwise eligible employees not actively at work on the last day of the year due to death, disability or retirement during the year or due to involuntary termination effective on or after September 30 of the year or if an employee is involuntarily terminated and qualifies for “Rule of 70” benefits, which apply if the sum of the employee’s age and respective years of service is equal to or greater than 70.

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.
SAVINGS AND INVESTMENT PROGRAM
NOTES TO FINANCIAL STATEMENTS

Investment Decisions – The Program gives participants the opportunity to direct the manner in which contributions made to the Program in their name, including their contributions and Company contributions, are invested among a variety of investments. All contributions were invested in any one or more of the funds or the self-directed brokerage investment option, all of which comprise the Savings Plan Master Trust, see “Note 4 - Savings Plan Master Trust” for further information regarding investments.

The Program provides for a 25% maximum investment percentage limit on modifications to contribution allocations and/or exchanges of balances into the Company Stock Fund. Any exchanges of existing fund balances into the Company Stock Fund are limited to 25% of a participants' total market value in the Program. There is no requirement for a participant to exchange funds out of the Company Stock Fund to reduce to the 25%. Also, if a participant changes his/her investment mix allocation election for future contributions and the direction impacts any investment mix that includes the Company Stock Fund, the participant is required to modify the allocations to adhere to the Company Stock Fund 25% maximum.

Participant Accounts – Each participant’s account under the Program is credited with the participant’s elected pre-tax and/or after-tax contributions, the Company’s contributions, and the participant’s respective share of Program earnings and is charged with participant withdrawals and distributions, and the participant’s respective share of Program losses. The benefit to which a participant is entitled is the participant’s vested Program amount.

Notes Receivable from Participants – While employed, a participant may request a loan from the Program. The amount of the loan may not exceed the lesser of: (1) 50% of the participant’s vested account balance under the Program, determined as of the valuation date, or (2) $50,000 less the highest outstanding loan balance during the previous 12 months. Loans are secured by the balance in the participants' accounts and bear interest at fixed rates which are determined when the loans are issued and are based on a formula set by the Committee in the Program documents. Repayments and interest are credited to the Program account of the participant. Such currently outstanding loans mature through 2025.

Withdrawals Prior to Retirement – While employed, a participant may withdraw all or part of the employee and vested employer contributions, subject to certain restrictions imposed pursuant to the Program and excise taxes imposed by the Code and PR IRC.

The Plan was amended on January 29, 2018 and subsequently amended on December 22, 2018, to adopt the provisions of Puerto Rico Treasury Department Administrative Determination No. 17-29 (AD 17-29), No. 18-02 (AD 18-02) and No. 18-13 (AD 18-13). This amendment allows eligible plan participants who are Puerto Rico residents in 2017 and 2018 to take Hurricane Maria Puerto Rico Eligible Distributions pursuant to AD 17-29, AD 18-02 and AD 18-13 through June 30, 2018. These distributions, which are available in lump sum payment only, will be limited to $100,000 overall and will receive favorable tax benefits under AD 17-29, AD 18-02 and AD 18-13. Further, the normal 12-month suspension of deferral contributions after receipt of a hardship withdrawal will not apply to eligible distributions.

Vesting – Matching and additional annual contributions vest at the rate of 20% for each year of qualifying service. In addition, upon death or normal retirement, or a “change in control” as defined in the Bristol-Myers Squibb Company's Change in Control Separation Benefits Plan, a participant will become 100% vested in Company contributions regardless of his or her years of service. Employees who become eligible for benefits under the Company’s long term disability benefit plan will continue to be credited with hours of service and vest ratably over a 5 year period. A participant is always 100% vested in their pre-tax, after-tax, rollover contributions from other plans and catch-up contributions, as well as any earnings thereon.

Forfeitures – If a participant’s employment terminates before he or she has become fully vested, the unvested portion of matching contributions credited to his or her account are forfeited (as of the earlier of: (1) when a participant receives a distribution or (2) the end of the period of five consecutive one-year breaks in service) and may be used to reduce future matching contributions or pay expenses of Program administration. During the year ended December 31, 2018, forfeitures were used to reduce Program expenses by $6 thousand and to reduce matching contributions by $96 thousand. The balance of unused forfeited funds available was $13 thousand and $11 thousand at December 31, 2018 and 2017, respectively. Participants who return to work for the Company who were partially or fully vested prior to their termination will be reinstated and all prior service will be taken into account for vesting purposes and may immediately enroll in the Program.

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.
SAVINGS AND INVESTMENT PROGRAM
NOTES TO FINANCIAL STATEMENTS

Termination of Employment and Payment of Benefits – Upon the termination of employment, the participant, or in the event of his or her death, the participant’s spouse or designated beneficiary, may, under varying circumstances, receive: (1) a lump sum payment, or (2) equal annual installments over a period not greater than 15 years. If the participant chooses to have the payments made in annual installments, then the participant may also choose to have payments continue to his or her beneficiary if the participant dies before receiving all of the installments. If the participant chooses to have the payment made in installments and does not elect to have payments continue to his or her beneficiary on an installment basis, in the event of the participant’s death, the beneficiary can choose to receive the unpaid balance in a single payment or over a period of two to five years. In each case the payment will be based on the vested value of the participant's account balance.

Method of Payment – Installment payments are made in cash. Lump-sum distributions may be made in cash, or, if elected by the employee, in a combination of cash and shares of Company stock for the portion of the account invested in the Company Stock Fund.

Transfers – A participant's account could be transferred to another company's qualified defined contribution plan if required under the terms of a Company transaction. Similarly, new accounts could be transferred in from another company's qualified defined contribution plan, if required under the terms of a business acquisition.

Payment of Benefits – Benefit payments are recorded upon distribution. There were no material amounts allocated to accounts of persons who have elected to withdraw from the Program but have not yet been paid as of December 31, 2018 and 2017.

Termination of the Program – Although the Company has not expressed any intent to do so, it has the right to discontinue its contributions, to amend and to terminate the Program at any time at its sole discretion in accordance with the provisions of ERISA. If the Program is terminated, the interest of each participant in all unvested employer contributions will vest immediately.

Revenue Credit Account – Under the agreement between Fidelity Workplace Investing LLC and the Company, Fidelity Workplace Investing LLC makes deposits to this account in the amount of the revenue sharing received from each investment manager and calculated for each quarter using the fund balances in the Program. Amounts, if any in this account are used to offset Program administrative expenses and any amounts unused for expenses may be allocated to participant accounts.

NOTE 2 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

New Accounting Pronouncements – In February 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting. This update requires disclosure of the dollar amount of the plan’s interest in each type of investment held by a master trust, as well as the master trust’s other assets and liabilities on a gross basis and the dollar amount of the plan's interest in each balance. This update is effective for fiscal years beginning after December 15, 2018, with retrospective application to all periods presented and with early adoption permitted. The Company does not expect this update to have a material impact on the Plan's financial statements.

In August 2018, the FASB issued ASU 2018-13, Disclosure Framework: Changes to the Disclosure Requirements for Fair Value Measurement. This update changes the disclosure requirements for fair value measurements by removing, adding, and modifying certain disclosures. ASU 2018-13 is effective for financial statements issued for annual periods beginning after December 15, 2019, and interim periods within those annual periods. Early adoption is permitted. The Company does not expect this update to have a material impact on the Plan's financial statements.

Notes Receivable from Participants – Notes receivable from participants are measured at their unpaid principal balance, plus any accrued interest. No allowance for credit losses has been recorded as of December 31, 2018 or 2017. Delinquent notes receivable are classified as distributions based upon the terms of the Program document.

Investment Valuation – The assets of the Program, as well as the assets of the Bristol-Myers Squibb Company Savings and Investment Program and the Bristol-Myers Squibb Company Employee Incentive Thrift Plan are maintained in the Savings Plan Master Trust, see “Note 4 - Savings Plan Master Trust.” For a discussion of the valuation policies for each investment class, see “Note 3 - Fair Value Measurement.”

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.
SAVINGS AND INVESTMENT PROGRAM
NOTES TO FINANCIAL STATEMENTS

Income Recognition – Interest, dividends, and gains/(losses) from participation in the Savings Plan Master Trust are allocated to the Program based upon participants’ account balances and activity. This investment activity is presented on a net basis in the Statement of Changes in Net Assets Available for Benefits as the Program’s share of net investment loss in the Savings Plan Master Trust and is accounted for as follows:

•	Interest is recorded as earned.

•	Dividends are recorded on the ex-dividend date.

•	Purchases and sales of securities are recorded on a trade-date basis.

•	Realized gains and losses for security transactions are recorded using the average cost method.

Administrative Expenses – All expenses incurred by the Program are the obligation of the Program and are payable from the Savings Plan Master Trust fund’s assets, unless the Company, in its sole discretion, pays such expenses, in which event, the Company may request and the Savings Plan Master Trust may provide reimbursement to the Company. There were no reimbursements made to the Company in 2018. Fees charged to the Program for investment management services are deducted from income earned on a daily basis and are not separately reflected in the Program’s share of net investment loss in the Savings Plan Master Trust. Consequently, these fees are not readily determinable.

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions and deductions to the net assets available for benefits during the reporting period. Actual results may or may not differ from estimated results.

Risks and Uncertainties – The Savings Plan Master Trust holds various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. The Savings Plan Master Trust is also exposed to credit loss in the event of non-performance by the synthetic guaranteed investment contract (GIC) issuers. However, synthetic GIC issuer non-performance is not considered probable and the risk to the Savings Plan Master Trust portfolio from credit loss is mitigated by the diversified nature of the underlying assets held. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in value of investment securities, it is reasonably possible that significant changes in the values of investment securities could occur in the near term and such changes could have a material adverse effect on the Program’s financial statements.

Income Taxes and Tax Status – The Program is designed to meet the requirements of a qualified plan under Sections 401(a), 401(m) and 401(k) of the U.S. IRC, and Sections 1165(a) and 1165(e) of the PR IRC, and, effective January 2, 2011, under Sections 1081.01(a) and (d) of the PR Code. In the Program’s latest U.S. IRC determination letter dated October 12, 2017, the U.S. Internal Revenue Service (U.S. IRS) stated that the Program, as amended and then designed, was in compliance with the applicable requirements of the U.S. IRC and that the Savings Plan Master Trust under the Program continues to be tax-exempt under Section 501(a) of the U.S. IRC. Because the Program is intended to qualify under both the U.S. IRC and the PR IRC as amended by the PR code, it must meet the qualification requirements of both statutes. The Program has been restated to comply with U.S. and Puerto Rico law, as applicable, and amended from time to time, to comply with U.S. and Puerto Rico law, as applicable, and design changes adopted by the Company. At various dates, the Program has been submitted to the Department of the Treasury of the Commonwealth of Puerto Rico (the PR Treasury) for a determination letter as to whether the Program meets the qualification requirements of Section 1165 of the PR IRC and Section 1081 of the PR Code. The PR Treasury issued its most recent favorable determination letters for the Program, including recent amendments, dated July 11, 2016. The Company believes, to the best of its knowledge, that the Program is currently designed and operated in material compliance with the applicable requirements of the U.S. IRC, the PR IRC, the PR Code and ERISA, and that the Program and Savings Plan Master Trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Program’s financial statements. Contributions made by participants on a pre-tax basis, the Company’s matching and, where applicable, additional annual and transition contributions, and the earnings thereon are not included in participants’ gross income for the purposes of income taxes until distributed from the Program.

U.S. GAAP requires Program management to evaluate tax positions taken by the Program and recognize a related tax liability (or asset) if the Program has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Program management has analyzed the tax positions taken by the Program, and has concluded that as of December 31, 2018 and 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Program is subject to routine audits by taxing jurisdictions.
There have been no material tax related interest or penalties for the periods presented in the financial statements.

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.
SAVINGS AND INVESTMENT PROGRAM
NOTES TO FINANCIAL STATEMENTS

NOTE 3 – FAIR VALUE MEASUREMENT

The fair value of financial instruments are classified into one of the following categories. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The fair values of Savings Plan Master Trust investments held are classified into the following fair value hierarchy levels:

Level 1:
Level 1 inputs utilize unadjusted quoted prices in active markets accessible at the measurement date for identical assets or liabilities. The fair value hierarchy provides the highest priority to Level 1 inputs.

Level 2:
Level 2 inputs utilize observable prices for similar instruments and quoted prices for identical or similar instruments in non-active markets. There were no Level 2 investments as of December 31, 2018 and 2017.

Level 3:
Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs. There were no Level 3 investments as of December 31, 2018 and 2017.

The Savings Plan Master Trust’s investment valuation policies for each investment class are as follows:

•
Mutual funds held by the Program are open-end mutual funds which are actively traded and registered with the U.S. Securities and Exchange Commission. These funds are valued at quoted market prices which represent the net asset value (NAV) of shares held at year end.

•	Money market funds are valued at cost plus interest earned, which approximates fair value.

•	Brokerage self-directed investments primarily consist of mutual funds and common stocks that are valued at readily determinable quoted market prices.

•
Common collective trust (CCT) fair values are determined by the respective trust managers using NAV as a practical expedient. The NAV is based on the value of the underlying assets owned by the CCT, minus its liabilities, and then divided by the number of shares outstanding. There were no significant unfunded commitments or restrictions on redemptions related to the CCTs as of December 31, 2018 and 2017. CCTs can be redeemed daily.

•
The Company Stock Fund consists primarily of shares of common stock of Bristol-Myers Squibb Company. In addition, the Company Stock Fund also invests approximately 1% of its balance in money market instruments. Participant ownership is measured in units of the fund instead of shares of stock. The Savings Plan Master Trust directly owns the shares of common stock of Bristol-Myers Squibb Company. The common stock is valued based upon quoted prices at the last reported sales price at the end of the year. The money market instruments are valued at cost plus interest earned, which approximates fair value.

•
Synthetic GICs held directly by the Savings Plan Master Trust in the Fixed Income Fund are fully benefit-responsive and valued at contract value which is the amount that participants would normally receive if they were to initiate permitted transactions under the terms of the Program.

The valuation methods as described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Program believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 4 – SAVINGS PLAN MASTER TRUST

The Program’s investment assets are held in the Savings Plan Master Trust, a tax-exempt collective trust described in IRS Revenue Ruling 81-100. The Program’s share of the Savings Plan Master Trust’s net assets and investment activities is based upon the total of each individual participant’s share of the Savings Plan Master Trust. There were no transfers between Levels 1, 2 and 3 during 2018 or 2017.

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.
SAVINGS AND INVESTMENT PROGRAM
NOTES TO FINANCIAL STATEMENTS

The major classes of investments of the Savings Plan Master Trust as of December 31, 2018 were as follows:

(Dollars in Thousands)	Level 1	Level 2	Level 3	Total
Mutual Funds	$1,714,636	$—	$—	$1,714,636
Bristol-Myers Squibb Company Stock	587,138	—	—	587,138
Money Market Funds	200,744	—	—	200,744
Self-Directed Brokerage Accounts	133,866	—	—	133,866
Total	$2,636,384	$—	$—	2,636,384

Investments Measured at Net Asset Value(a):
Common Collective Trusts				2,466,860
Net Assets of the Savings Plan Master Trust, at Fair Value				5,103,244
Net Assets of the Savings Plan Master Trust, at Contract Value (Note 5)				453,878
Total Net Assets of the Savings Plan Master Trust				$5,557,122

Program's Interest in the Savings Plan Master Trust, at Fair Value				$132,494
Program's Interest in the Savings Plan Master Trust, as a Percentage of the Total Investments				2%

The major classes of investments of the Savings Plan Master Trust as of December 31, 2017 were as follows:

(Dollars in Thousands)	Level 1	Level 2	Level 3	Total
Mutual Funds	$3,046,392	$—	$—	$3,046,392
Bristol-Myers Squibb Company Stock	748,632	—	—	748,632
Money Market Funds	196,558	—	—	196,558
Self-Directed Brokerage Accounts	123,316	—	—	123,316
Total	$4,114,898	$—	$—	4,114,898

Investments Measured at Net Asset Value(a):
Common Collective Trusts				1,468,404
Net Assets of the Savings Plan Master Trust, at Fair Value				5,583,302
Net Assets of the Savings Plan Master Trust, at Contract Value (Note 5)				479,305
Total Net Assets of the Savings Plan Master Trust				$6,062,607

Program's Interest in the Savings Plan Master Trust, at Fair Value				$142,092
Program's Interest in the Savings Plan Master Trust, as a Percentage of the Total Investments				2%

(a)    In accordance with ASC Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefit.

Certain of the Program’s money market funds, mutual funds, self-directed brokerage accounts and CCTs include funds that are a party-in-interest to the Program, which are further described in "Note 7 - Exempt Party-In-Interest Transactions."

The total net investment loss of the Savings Plan Master Trust for the year ended December 31, 2018 was as follows:

(Dollars in Thousands)
Net investment loss:
Interest income	$13,895
Dividend income	108,891
Net depreciation in fair value of investments	(488,241)
Total net investment loss	$(365,455)

Program's share of net investment loss in the Savings Plan Master Trust	$(8,898)

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.
SAVINGS AND INVESTMENT PROGRAM
NOTES TO FINANCIAL STATEMENTS

NOTE 5 – FIXED INCOME FUND

The Program offers a Fixed Income Fund, within the Savings Plan Master Trust, as an investment available to participants. The Fixed Income Fund holds synthetic GICs with various issuers in several fully benefit-responsive investment contracts. The synthetic GICs are direct investments between the Savings Plan Master Trust and issuer and meet the fully benefit-responsive investment contract criteria and therefore are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Program. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals and administrative expenses. The Fixed Income Fund also holds two CCTs.

A synthetic GIC includes a wrapper contract, which is an agreement for the wrap issuer, such as a bank or insurance company, to make payments to the Program in certain circumstances. The wrapper contract typically includes certain conditions and limitations on the underlying assets owned by the Program. Synthetic investment contracts are designed to accrue interest based on crediting rates established by the contract issuers. The synthetic investment contracts held by the Program include wrapper contracts that provide a guarantee that the credit rate will not fall below zero percent. Cash flow volatility (for example, timing of benefit payments) as well as asset underperformance can be passed through to the Program through adjustments to future contract crediting rates. Formulas are provided in each contract that adjusts renewal crediting rates to recognize the difference between the fair value and the book value of the underlying assets. Crediting rates are reviewed monthly for resetting.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at any time at contract value, which represents the Fixed Income Fund’s NAV, as reported by the fund manager. Certain events may limit the ability to transact at contract value with the issuer, such as premature termination of the contracts, significant plant closings, significant layoffs, plan terminations, bankruptcy, mergers, or the Program’s loss of its qualified status. Program management believes that the occurrence of events that would cause participants to transact at less than contract value is not probable. The issuers may not terminate a contract at any amount less than contract value. There are currently no reserves against contract value for credit risk of the contract issuers or otherwise.

The synthetic GIC issuers are contractually obligated to pay the principal and specified interest rate that is guaranteed to the Program. All contracts pay interest on a net basis. At any point in time, the Fixed Income Fund’s average yield will be a combined rate based upon the balances and the interest rates of the investments which comprise the fund, and depends on the amount of contributions invested in the fund, the amounts withdrawn from the fund and the amounts transferred to and from the fund.

Fixed Income Fund investments in the Savings Plan Master Trust as of December 31, 2018 and 2017 were as follows:

(Dollars in Thousands)	2018	2017
Total Synthetic Guaranteed Investment Contracts, at Contract Value	$453,878	$479,305

Collective Trust Funds:
Wells Fargo Stable Return Fund, at Fair Value	19,394	34,773
Wells Fargo / BlackRock Short Term Investment Fund, at Fair Value	33,438	9,317
Total Fixed Income Fund Investments	$506,710	$523,395

NOTE 6 – RECONCILIATION TO FORM 5500

The Form 5500 requires the Savings Plan Master Trust to file a separate Form 5500 as a direct filing entity, which includes the total Savings Plan Master Trust administrative expenses per Schedule C Service Provider Information. As such, the Program does not report administrative expenses attributable to the Savings Plan Master Trust on the Program Form 5500 filing. The Form 5500 also requires participant loans to be recorded as investments, while U.S. GAAP requires participant loans to be recorded as notes receivable from participants.

The following is a reconciliation of the Program’s share of net investment loss in the Savings Plan Master Trust per the financial statements to the Form 5500 for the year ended December 31, 2018:

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.
SAVINGS AND INVESTMENT PROGRAM
NOTES TO FINANCIAL STATEMENTS

(Dollars in Thousands)
Program’s share of net investment loss in the Savings Plan Master Trust per the financial statements	$(8,898)
Less: Administrative expenses related to the Savings Plan Master Trust per the financial statements	(170)
Net investment loss from Master Trust investment accounts per the Form 5500	$(9,068)

The following is a reconciliation of the total additions per the financial statements to the Form 5500 for the year ended December 31, 2018:

(Dollars in Thousands)
Total additions per the financial statements	$13,236
Less: Program’s share of net investment loss in the Savings Plan Master Trust per the financial statements	(8,898)
Less: Administrative expenses related to the Savings Plan Master Trust per the financial statements	(170)
Total income per the Form 5500	$4,168

NOTE 7 – EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Program investments are shares in registered mutual funds or units in pooled investment funds managed by affiliates of Fidelity Trust through the Savings Plan Master Trust. The transactions involving the registered mutual funds are exempt party-in-interest transactions pursuant to the Department of Labor Prohibited Transaction Class Exemption 77-4 and the transactions involving the pooled investment funds are exempt party-in-interest transactions pursuant to Section 408(b)(8) of ERISA. As of December 31, 2018 and 2017, the fair value of the Program's portion of investments managed by affiliates of Fidelity Trust were $44.0 million and $51.0 million. This includes the Company Stock Fund, which is further detailed below.

As of December 31, 2018 and 2017, the Program's portion of shares held by the Savings Plan Master Trust were 0.4 million of Company common stock with a cost basis of $15.0 million and $17.4 million, respectively. During the year ended December 31, 2018, the Program recorded dividend income on the Company’s common stock of $0.6 million, none of which was accrued at December 31, 2018. The transactions in Company common stock were exempt party-in-interest transactions pursuant to Section 408(e) of ERISA.

In addition, certain Program participants borrowed from the Program. As of December 31, 2018 and 2017, the outstanding loans of the Program participants were $2.6 million and $2.8 million respectively, with interest rates ranging from 4.25% to 6.25% and varying maturity dates. Program participants are a party-in-interest to the Program and these loans were exempt party-in-interest transactions pursuant to Section 408(b)(1) of ERISA.

FORM 5500, SCHEDULE H, PART IV, LINE (4i)                        PLAN NUMBER: 002
EIN NUMBER: 66-0256665

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.
SAVINGS AND INVESTMENT PROGRAM
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2018
(IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost Value **	(e) Current Value

*	Bristol-Myers Squibb Company Savings Plan Master Trust	Program’s interest in the Bristol-Myers Squibb Company Savings Plan Master Trust	$ —	$132,494

*	Program participants	Participant loans, with varying maturity dates ranging from 2019 to 2025, and interest rates ranging from 4.25% to 6.25%	—	2,647

		Total		$135,141

*    Denotes a party-in-interest to the Program.
**    Cost information is not required for participant directed investments.

See report of independent registered public accounting firm.

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